Exhibit 16(a)(1)(vii)

ACT TELECONFERENCING, INC.

1526 Cole Boulevard, Suite 30

Golden, Colorado 80401

June 13, 2007

Dear Shareholder:

ACT Teleconferencing, Inc., sometimes referred to herein as the Company, has announced that it is offering to purchase all of its common stock held by persons that owned of record or beneficially 99 or fewer shares as of the close of business on June 6, 2007 and continue to hold such shares through the expiration date of the offer identified below for a purchase price of $5.00 per share. Shareholders who owned more than 99 shares as of June 6, 2007 are not eligible to participate in this offer. The purchase price represents a $4.93 premium over $0.07, the last sales price for our common stock as reported on the Over-the-Counter Bulletin Board on June 5, 2007.

Eligible shareholders who possess their stock certificates will receive $5.00 per share when tendered to Computershare, Inc., the depositary for the offer. No brokerage or other fees will be charged.

Shareholders holding their shares with a broker, bank or other nominee will need to contact their broker, bank or other nominee directly for information concerning any transaction costs that may be charged by the broker for tendering their shares in the offer.

Enclosed with this letter are various documents discussing the offer. A full description of the terms of the offer and the reasons we are making the offer are included in the enclosed offer to purchase for cash dated June 13, 2007. Although we encourage you to review all of the enclosed documents, a summary of the terms of the offer is set forth on pages 1 through 2 of the enclosed offer to purchase. For your convenience, we have also enclosed with this letter, and included in the offer to purchase, a list of commonly asked questions and their answers.

Our principal purpose in making the offer is to reduce the number of our shareholders. If, after completion of the offer, there are fewer than 300 shareholders of record, as calculated under the rules and regulations of the Securities Exchange Act of 1934, as amended, the Company intends to terminate the registration of its common stock under the Exchange Act so that the Company may become eligible to suspend its duty to file reports with the Securities and Exchange Commission, or the SEC. If successful, the Company would no longer be required to file periodic and interim reports with the SEC or be subject to the SEC’s proxy rules. Ultimately, we hope that by reducing the number of our shareholders and, if eligible, terminating the registration of the Company’s common stock under the Exchange Act, we will substantially reduce accounting, legal and other costs associated with the SEC’s reporting and audit requirements. In addition, this will allow the Company’s management to focus on business opportunities for the Company, as well as the needs of its shareholders and customers. If after the completion of the tender offer, the Company does not have fewer than 300 shareholders, our board of directors may consider other options to reduce the number of shareholders. If an insufficient number of shareholders participate in the offer such that the number of record shareholders is not reduced to less than 300, we will not be eligible to deregister under the Exchange Act and cease reporting with the SEC.

The offer will expire at 5:00 p.m. Eastern Daylight Time on July 18, 2007, the expiration date, unless extended or earlier terminated.

If, after reading the offer to purchase, you still have questions, please feel free to contact the Company at (303) 233-3500, Computershare, Inc., the depositary for this offer, at (303) 263-0600, or Morrow & Co., Inc., at (800) 607-0088, the information agent for the offer. We also urge you to read the documents you have received relating to this offer and give the matter your full consideration.

Very truly yours,

/s/    Peter E. Salas

Peter E. Salas,

Chairman of the Board of Directors